Exhibit 12.1

Becton, Dickinson and Company

Calculation of Ratio of Earnings to Fixed Charges

(All Amounts in Millions except for the Ratio of Earnings to Fixed Charges)

	Six Months Ended March 31,		Year Ended September 30,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income From Continuing Operations
Before Income Taxes	$510	$722	$1,522	$1,165	$1,472	$1,618	$1,567
Interest Capitalized, Net (1)	$(10)	$(11)	$(10)	$(11)	$(17)	$(19)	$(17)
Fixed Charges	$195	$95	$191	$194	$191	$145	$109

Earnings as Adjusted	$695	$806	$1,703	$1,348	$1,646	$1,744	$1,659

Fixed Charges:
Interest Cost	$183	$83	$167	$171	$169	$122	$88
Interest Allocable to Rental Expenses (2)	$12	$12	$24	$23	$22	$23	$21
Amortization of Debt Expense	—	—	—	—	—	—	—

Fixed Charges	$195	$95	$191	$194	$191	$145	$109

Ratio of Earnings to Fixed Charges	3.6	8.5	8.9	6.9	8.6	12.0	15.2

(1)	Includes amortization of capitalized interest less interest capitalized for the period.
(2)	Portion of rent expense representing interest.